
07007490

STATES
CHANGE COMMISSION
D.C. 20549

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SEC MAIL
PROCESSING
RECEIVED
APR 16 2007
WASH, DC
SECTION
186

ANNUAL AUDITED REPORT FORM X-17A-5 /A PART III

SEC FILE NUMBER
8- 66581

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KBS Capital Markets Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

660 Newport Center Drive, Suite 1200
(No. and Street)

Newport Beach (City) CA (State) 92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Brandenberger 949.717.6205
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

18111 Von Karman Ave., Ste 1000 (Address) Irvine (City) CA (State) 92612 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 23 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240 17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Brandenberger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KBS Capital Markets Group, LLC, as of April 12, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


HOLLIE GREEN
COMM. #1675215
Notary Public-California
ORANGE COUNTY
My Comm. Exp. June 15, 2010

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplemental Information

KBS Capital Markets Group, LLC
(a California limited liability company)

December 31, 2006

KBS CAPITAL MARKETS GROUP, LLC
(a California limited liability company)

Financial Statements

For the Year Ended December 31, 2006

Contents

ERNST & YOUNG

- Ernst & Young LLP
Suite 1000
18111 Von Karman Avenue
Irvine, CA 92612

- Phone: (949) 794-2300
Fax: (949) 437-0590
www.ey.com

Report of Independent Auditors

To the Member of
KBS Capital Markets Group, LLC

We have audited the accompanying statement of financial condition of KBS Capital Markets Group, LLC, a California limited liability company (the "Company") as of December 31, 2006, and the related statements of operations, member's capital, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KBS Capital Markets Group, LLC at December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

January 19, 2007

KBS CAPITAL MARKETS GROUP, LLC
(a California limited liability company)

Statement of Financial Condition

December 31, 2006

ASSETS	
Cash and cash equivalents	$ 1,030,531
Commissions due from affiliate	11,000
Prepaid expenses	154,751
Property and equipment, net	117,346
	$ 1,313,628
LIABILITIES AND MEMBER'S CAPITAL	
Accounts payable and accrued liabilities	$ 87,634
Accrued compensation	597,019
	684,653
Commitments and contingencies *(Note 7)*	
Member's capital	628,975
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$ 1,313,628

See notes to financial statements.

KBS CAPITAL MARKETS GROUP, LLC

(a California limited liability company)

Statement of Operations

For the Year Ended December 31, 2006

REVENUES	
Commissions from affiliate	$ 6,331,845
Dealer manager fee from affiliate	3,922,157
	10,254,002
EXPENSES	
Employee salaries, commissions and benefits	7,209,197
Commissions and marketing fees to broker-dealers	6,935,623
Travel and entertainment	932,504
Meetings and sponsorships	560,509
Rent and facilities	510,099
Professional services	214,182
General, administrative and other expenses	209,549
	16,571,663
NET LOSS	$ (6,317,661)

See notes to financial statements.

KBS CAPITAL MARKETS GROUP, LLC
(a California limited liability company)

Statement of Member's Capital

For the Year Ended December 31, 2006

BALANCE – December 31, 2005	$ 7,286
Contributions	6,939,350
Net loss	(6,317,661)
BALANCE – December 31, 2006	$ 628,975

See notes to financial statements.

KBS CAPITAL MARKETS GROUP, LLC
(a California limited liability company)

Statement of Cash Flows

For the Year Ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (6,317,661)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	55,872
Changes in operating assets and liabilities:	
Commissions due from affiliates	(11,000)
Prepaid expenses	(154,751)
Accounts payable and accrued liabilities	87,634
Accrued compensation	597,019
Net cash used in operating activities	(5,742,887)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of property and equipment	(17,780)
Net cash used by investing activities	(17,780)
CASH FLOWS FROM FINANCING ACTIVITIES	
Member cash contributions	6,783,912
Net cash provided by financing activities	6,783,912
NET INCREASE IN CASH	1,023,245
Cash and cash equivalents - beginning of year	7,286
Cash and cash equivalents - end of year	$ 1,030,531
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION	
Non-Cash Transactions:	
Property and equipment contributed by member	$ 155,438

See notes to financial statements.

KBS CAPITAL MARKETS GROUP, LLC
(a California limited liability company)

Notes to Financial Statements

For the Year Ended December 31, 2006

1. Organization of the Company

KBS Capital Markets Group, LLC (the "Company") is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. (NASD). The Company is a limited purpose broker-dealer approved to distribute mutual funds, variable annuities and direct participation programs to other NASD approved broker-dealers. The Company is organized as a Limited Liability Company in the State of California. The Company has a single member, KBS Holdings, LLC (the "Member").

On January 20, 2006, the NASD granted the Company's application for a change in ownership. As of that date, the Company was permitted to operate its business operations in accordance with its NASD Membership Agreement.

The Company serves as the Dealer Manager for the public offering of KBS Real Estate Investment Trust, Inc. (the "KBS REIT"), an affiliate of KBS Holdings, LLC.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts and liabilities as of December 31, 2006, and the revenues and expenses for the year then ended. Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

The Company currently maintains substantially all of its operating cash with one major financial institution. At times, cash balances may be in excess of the amounts insured by the Federal Deposit Insurance Corporation.

KBS CAPITAL MARKETS GROUP, LLC
(a California limited liability company)

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Prepaid Expenses

Prepaid expenses mainly consist of prepaid marketing costs, prepaid rent expense and prepaid expenses for deposits held at the Central Registration Depository to be applied against recurring NASD fees related to examinations, registrations and licensing as incurred by the Company.

Property and Equipment

Property and equipment are stated at cost. Depreciation of property and equipment is provided on a straight-line basis over the estimated original useful lives of the assets, which range from three to seven years.

Accrued Compensation

Accrued compensation is primarily related to incentive compensation due to certain of the Company's officers and employees in connection with the sales of shares of KBS REIT.

Revenue Recognition

The Company's revenues are comprised of commissions and dealer manager fees earned as compensation in connection with the distribution and sales of shares of KBS REIT. Commissions and dealer manager fees are recognized on the date which the shares sold by the dealer manager are accepted and confirmed by KBS REIT. The Company reallows 100% of the commissions and up to 1% of gross proceeds in the form of marketing fees to participating broker-dealers involved in the sale of KBS REIT.

Income Taxes

As a limited liability company, the Company is subject to certain state and local taxes; however, income taxes on income or losses realized by the Company are generally the obligation of the Member.

3. Property and Equipment

Property and equipment consist of the following at December 31, 2006:

Computer equipment	$ 150,468
Office equipment and fixtures	22,750
Less accumulated depreciation and amortization	(55,872)
	$ 117,346

4. Related Party Transactions

The Company earns commissions and dealer manager fees for the distribution and sales of shares of KBS REIT. The commission percentage applied to gross proceeds raised is calculated on a sliding scale based on the number of shares purchased, with the starting rate at 6% and declining to 1%. Commissions on proceeds from the KBS REIT Dividend Reinvestment Plan ("DRIP Plan") are calculated based on 3% of such proceeds. The dealer manager fees are calculated based on 3.5% of the gross proceeds raised, excluding proceeds from the DRIP Plan. For the year ended December 31, 2006, the Company earned $6,331,845 of commissions and $3,922,157 of dealer manager fees.

As of December 31, 2006, the Company had commissions receivable from an affiliate in the amount of $11,000. This amount is for commissions associated with the DRIP Plan.

The Company pays certain operating expenses to KBS Realty Advisors LLC ("KBSRA"), which is affiliated with the Company's Member. For the year ended December 31, 2006 the Company paid KBSRA $328,271 for such operating expenses.

The Company subleases office space and certain office equipment and furniture from KBSRA on a month-to-month basis. During the year ended December 31, 2006, the Company incurred $325,272 of expenses related to such subleases.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission (the "SEC") Uniform Net Capital Rule (Rule 15c3-1). The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1. Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2006, the Company had net capital of $345,770 which was $300,127 in excess of the required net capital of $45,643 as computed in accordance with rule 15c3-1.

6. Defined Contribution Plan

KBSRA sponsors a 401(k) defined contribution plan (the "Plan") that is made available to employees of the Company. Eligible participants may contribute up to the maximum amounts established by the United States Internal Revenue Service.

7. Commitments and Contingencies

The Company is subject to various claims, lawsuits and complaints arising during the ordinary course of business, none of which, in the opinion of management, is expected to have a material adverse effect on the Company's financial position or results from operations.

Supplemental Information

KBS CAPITAL MARKETS GROUP, LLC
(a California limited liability company)

Schedule I – Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2006

Member's capital	$ 628,975
Less nonallowable assets	(283,205)
Net capital per Rule 15c3-1	345,770
Minimum net capital required (the greater of $5,000 or 6 2/3% of aggregate indebtedness)	(45,643)
Excess net capital	$ 300,127
Aggregate indebtedness	$ 684,653
Ratio of aggregate indebtedness to net capital	1.98 to 1

There were no material differences between the audited computation of Net Capital included in this report and the corresponding schedule in the Company's unaudited December 31, 2006 Part IIA Focus filing.

KBS CAPITAL MARKETS GROUP, LLC

(a California limited liability company)

Schedule II – Statements Regarding SEC Rule 15c3-3

December 31, 2006

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that Rule.

The Company is exempt from the Computation of Reserve Requirement according to the provision of Rule 15c3-3(k)(2)(ii).

The Company is exempt from the Rule 15c3-3 as it relates to possession and control requirement under the (k)(2)(ii) exemption provision.

Ernst & Young
Ernst & Young LLP
Suite 1000
18111 Von Karman Avenue
Irvine, CA 92612
Phone: (949) 794-2300
Fax: (949) 437-0590
www.ey.com

Supplementary Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

The Member
KBS Capital Markets Group, LLC

In planning and performing our audit of the financial statements and supplemental schedules of KBS Capital Markets, LLC (the "Company"), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

January 19, 2007

END